UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-41151

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Power & Digital Infrastructure Acquisition II Corp.
Full Name of Registrant

Former Name if Applicable

321 North Clark Street, Suite 2440
Address of Principal Executive Office (Street and Number)

Chicago, IL 60654
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed on March 31, 2023 by Power & Digital Infrastructure Acquisition II Corp. (the “Company”), in connection with the preparation of its year-end financial results, the Company’s management determined that that the Company’s quarterly reports on Form 10-Q for the periods ended June 30, 2022 and September 30, 2022, as filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2022 and November 9, 2022, respectively, and the Company’s quarterly unaudited financial statements and related footnotes as of and for the quarterly periods ended June 30, 2022 and September 30, 2022 provided therewith should no longer be relied upon and should be restated due to an overstatement of the Company’s legal expenses for such quarters by $87,187. This inadvertent error also caused an overstatement of the Company’s accounts payable for the periods ended June 30, 2022 and September 30, 2022 by the same amount of $87,187. The error did not impact the Company’s cash position, and it did not have any impact on cash held in its trust account.

The Company plans to reflect the appropriate changes as of and for the quarterly periods ended June 30, 2022 and September 30, 2022 in its upcoming Amended Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2022 and September 30, 2022, respectively, to be filed with the SEC. However, the assessment of the financial statement effects of these circumstances must be concluded to complete the Company’s annual financial statements that are to be included in the Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”).

As a result, the Company is unable to file its Annual Report by the prescribed date without unreasonable effort or expense.

The Company intends to file the Annual Report within the fifteen-day extension following the due date under the relief provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James P. Nygaard, Jr.	312	262-5642
(Name)	(Area code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, those related to impacts on Company’s cash position and trust account and the Company’s expected timing for filing its Annual Report on Form 10-K for the year ended December 31, 2022. These statements are provided for illustrative purposes only and are based on various assumptions, whether or not identified in this Form 12b-25, and on the current expectations of the Company’s management. These forward-looking statements are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including those identified in the Company’s reports filed with the U.S. Securities and Exchange Commission, and if any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Power & Digital Infrastructure Acquisition II Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023
	By:	/s/ James P. Nygaard, Jr.
		Name:	James P. Nygaard, Jr.
		Title:	Chief Financial Officer

4